SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 10549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*



                            Applied Films Corporation
                                (Name of Issuer)


                           Common Stock, no par value
                         (Title of Class of Securities)


                                    038197109
                                 (CUSIP Number)

                                 August 14, 1998
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              _____ Rule 13d-1(b)
                              __X__ Rule 13d-1(c)
                              _____ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                      (Continues on the following page(s))

                                Page 1 of 4 Pages

CUSIP NO. 038197109                  13G                       Page 2 of 4 Pages





1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     Gentex Corporation                               EIN 38-2030505

2    Check the Appropriate Box if a Member of a Group              (a)  __
     (See Instructions)                                            (b)  __


3    SEC Use Only


4    Citizenship or Place of Organization

     Michigan

   Number of         5         Sole Voting Power
                                   369,000
     Shares
                     6         Shared Voting Power
   Beneficially                          0

    Owned by         7         Sole Dispositive Power
                                   369,000
  Each Reporting
                     8         Shares Dispositive Power
   Person With                           0

9    Aggregate Amount Beneficially Owned by Each Reporting Person

     369,000

10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares   ___
     (See Instructions)


11   Percent of Class Represented by Amount in Row (9)

                    10.6%

12   Type of Reporting Person (See Instructions)

                     CO

CUSIP NO. 038197109                  13G                      Page 3 of 4 Pages


Item 1(a)         Name of Issuer:

                  Applied Films Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  6797 Winchester Circle
                  Boulder, CO  80301

Item 2(a)         Name of Person Filing:

                  Gentex Corporation

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  600 N. Centennial Street
                  Zeeland, MI  49464

Item 2(c)         Citizenship:

                  Michigan

Item 2(d)         Title of Class of Securities:

                  Common Stock, no par value

Item 2(e)         CUSIP Number:

                  038197109

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c) check whether the person filing is a:

         (a)      __    Broker or Dealer registered under Section 15 of the Act;

         (b)      __    Bank as defined in Section 3(a)(6) of the Act;

         (c)      __    Insurance Company as defined in Section 3(a)(19) of the
                        Act;

         (d)      __    Investment Company registered under Section 8 of the
                        Investment Company Act;

         (e)      __    Investment Advisor registered under Section 203 of the
                        Investment Advisers Act of 1940;

         (f)      __    Employee Benefit Plan, Pension Fund which is subject to
                        the provisions of the Employee Retirement Income
                        Security Act of 1974, or Endowment  Fund; see Rule
                        13d-1(b)(1)(ii)(F);

         (g)      __    Parent Holding Company,  in accordance with Rule
                        13d-1(b)(ii)(G) (Note, See Item 7);

         (h)      __    Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


  If this statement is filed pursuant to Rule 13d-1(c), check this box  __X__

CUSIP NO. 038197109                13G                         Page 4 of 4 Pages



Item 4         Ownership:

               Provide the following  information regarding the aggregate number
               and   percentage  of  the  class  of  securities  of  the  issuer identified in Item 1.

               (a) Amount beneficially owned:                  369,000

               (b) Percent of Class:                           10.6%

               (c) Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:
                                        369,000
                  (ii)  Shared power to vote or to direct the vote:
                                              0
                  (iii) Sole power to dispose or to direct the disposition of:
                                        369,000
                  (iv)  Shared power to dispose or to direct the disposition of:
                                              0

Item 5         Ownership of 5 Percent or Less of a Class:

               Not applicable

Item 6         Ownership of More than 5 Percent on Behalf of Another Person:

               Not applicable

Item 7         Identification   and   Classification  of  the  Subsidiary  which
               Acquired  the  Security  Being  Reported  on  by  Parent  Holding
               Company:

               Not applicable

Item 8         Identification and Classification of Members of the Group:

               Not applicable

Item 9         Notice of Dissolution of Group:

               Not applicable

Item 10 Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                August 21, 1998
                                                     (Date)

                                          /s/ Enoch Jen
                                                  (Signature)


                                          Enoch Jen
                                          Vice President, Finance & Treasurer
                                                 (Name and Title)